SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 23, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
55 (61) 3415-1140
ri@brasiltelecom.com.br

Media and Communication
55 (61) 3415-1822
diretoriadecomunicacao@brasiltelecom.com.br

Free Translation
BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001 -70
BOARD OF TRADE 53.3.0000581 -8
PUBLICLY HELD COMPANY

NOTICE TO SHAREHOLDERS

BRASIL TELECOM PARTICIPAÇÕES S.A. (“Company”), in compliance with article 12 of Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) Instruction 358, dated 01/03/2002, announces that Barclays Plc. (“Barclays”), on behalf of its subsidiaries, Barclays Global Investors Ltd, Barclays Bank Plc., Barclays Global Investors NA, Barclays Global Fund Advisors, Barclays Capital Inc., Barclays Capital Securities Ltd (jointly “Barclays Subsidiaries”), has informed the Company that Barclays Subsidiaries has acquired preferred shares issued by the Company which, on December 17, 2008, have reached 11,671,082 preferred shares, representing approximately 5,07% of the total preferred shares issued by the Company.

Additionally, Barclays informed the following:

(i)	(a) Barclays Global Investors Ltd’s headquarters is located at 1 Churchill Place, London E14 5HP; (b) Barclays Bank Plc.’s headquarters is located at 1 Churchill Place, London E14 5HP; (c) Barclays Global Investors NA’s headquarters is located at 400 Howard Street, San Francisco, CA, 94105-2618; (d) Barclays Global Fund Advisors’ headquarters is located at 400 Howard Street, San Francisco, CA, 94105-2618; (e) Barclays Capital Inc.’s headquarters is located at CT Corporation System, 1 Commercial Plaza, Hartford, Connecticut, 06103; e (f) Barclays Capital Securities Ltd’s headquarters is located at 1 Churchill Place, London E14 5HP;

(ii)	Barclays Subsidiaries acquired preferred shares, totaling 11,671,082 preferred shares issued by the Company, as mentioned above;

(iii)	The objective of the acquisition herein mentioned is strictly as an investment, and does not intend to alter the Company’s Controlling Structure or Management Structure;

(iv)	No debentures convertible into shares issued by the Company are owned by Barclays Subsidiaries;

(v)	Barclays Subsidiaries are not party to any agreements or contracts regulating voting rights or the purchase or sale of securities issued by the Company.

Brasília, December 22, 2008.

Paulo Narcélio Simões Amaral
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.